SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes        No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press Release dated September 1, 2016
-	Press Release dated September 5, 2016
-	Press Release dated September 7, 2016
-	Press Release dated September 13, 2016
-	Press Release dated September 13, 2016
-	Press Release dated September 15, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: September 30, 2016

Eni: agreement with GasTerra

San Donato Milanese (Milan), 1 September 2016 – Eni refers to its press release of 20 July 2016 relating to the arbitration proceedings with GasTerra and the provisional measures initiated by GasTerra, i.e. the provisional seizure of amongst others Eni's participation in Eni International BV, for the amount of the payment requested (equal to EUR 1.01 billion). In accordance with an agreement between Eni and GasTerra on the basis of which Eni provided alternative security to GasTerra by means of a bank guarantee, GasTerra has now lifted the provisional seizures.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni brings forward the creation of its Compliance Management structure

San Donato Milanese (Milan), 5 September 2016 – In reference to the Eni press release of 29 July 2016 relating to the approval by the Board of Directors of changes to the company’s organizational structure, Eni announces that it has brought forward the creation of its Integrated Compliance Department, originally expected in December 2016. The new structure will report directly to the CEO and will have responsibility over legal compliance (relating to corporate liability, Code of Ethics, anti-bribery, Antitrust, Privacy, consumer safeguard and financial regulations). It will be in operation from 12 September 2016. At the same time, Eni will launch an internal project to identify and develop further actions to improve the overall effectiveness of company compliance processes.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

Rome, 7 September 2016 – Eni's Board of Directors today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2.5 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 December 2017.

The bonds will enable Eni to pre-fund the future financial needs and to maintain a well-balanced financial structure in terms of short term and medium/long-term debt and average duration of the debt. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: fixed rate bond offering

San Donato Milanese (Milan), 13 September 2016 – Eni has mandated Banca IMI, BNP Paribas, BofA Merrill Lynch, Deutsche Bank, MUFG and UniCredit Bank as Joint Bookrunners for its upcoming dual tranche Euro benchmark size fixed rate bonds offering with 8 year and 12 year maturity, both issued under its existing Euro Medium Term Note Programme and to be placed on the Euromarket.

The bonds are to be issued within the framework of the Euro Medium Term Notes Programme and in accordance with the resolution adopted by Eni's Board of Directors on 7 September 2016. The issuance is aimed at pre-funding the group’s future financial needs and maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt. The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bonds will be listed on the regulated market of the Luxembourg Stock Exchange.

Eni is rated Baa1 (outlook stable) by Moody's and BBB+ (outlook stable) by Standard & Poor's.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), 13 September 2016 – Eni successfully launched today a dual tranche fixed rate bond issue with 8 and 12 years maturity for a total notional amount of Euro 1.5 billion. Both bonds were issued under its existing Euro Medium Term Note Programme and placed on the international Eurobond market.

The 8 year bond amounts to Euro 900 million and pays a fixed annual coupon of 0.625%. The re-offer price is 99.233%.The 12 year bond amounts to Euro 600 million and pays a fixed annual coupon of 1.125%. The re-offer price is 98.824%.

The proceeds of the bonds will be used for Eni’s general corporate purposes. The bonds will be listed on the regulated market of the Luxembourg Stock Exchange. The bonds will be bought by institutional investors mainly in France, Germany and Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

•	Approval of 2016 interim dividend: €0.40 per share
•	Modifications of composition of Board’s Committee

Rome, 15 September 2016 – Eni’s Board of Directors today resolved to distribute to Shareholders an interim dividend for the fiscal year 2016 of €0.40 per share1 outstanding at the ex-dividend date as of 19 September 2016, payable on 21 September 2016. The proposal to distribute an interim dividend of €0.40 was announced to the market on 29 July 20162, when the Company published its second quarter results.

Holders of ADRs will receive €0.80 per ADR, with each ADR listed on the New York Stock Exchange representing two Eni shares, outstanding at the record date as of 20 September 2016, payable on 7 October 20163.

Eni’s independent auditors have issued their report pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

The Board’s resolution on the interim dividend was made on the basis of the accounts of the parent company Eni SpA at 30 June 2016, which were prepared in accordance with IFRS. In the first half of 2016 Eni SpA reported net profit of €2,980 million4.

Furthermore Eni’s Board of Directors today appointed Diva Moriani as member of the Control and Risk Committee in place of Director Karina Litvack. Diva Moriani has experience in the area of accounting and finance and risk management, as requested by the Corporate Governance Code.

Director Moriani will leave the role of member of the Compensation Committee within the end of the year.

1 As a result of the tax reform enacted on 1 January 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.

2 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the September 20, 2016 (record date).Eni treasury shares held by the company on the record date will be excluded from the distribution of dividends.

3On ADR payment date, The Bank of New York Mellon will pay Eni S.p.A.’s dividend less the entire amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

4 The accounting report of Eni S.p.A. at June 30, 2016, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend are deposited at Eni S.p.A. Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800 940 924 for calls from Italy and 800 11 22 34 56, after dialling the International access code (+), for calls from outside Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com